SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4 — Final Amendment)
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

T-NETIX, INC.

(Name of Subject Company)

TZ Holdings, Inc.

H.I.G. Capital Partners III, L.P.
H.I.G. Investment Group III, L.P.
H.I.G.-TNetix, Inc.
TZ Acquisition, Inc.
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

Brian D. Schwartz

President
TZ Acquisition, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jorge L. Freeland, Esq.

White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
(305) 371-2700

SIGNATURES
EXHIBIT INDEX
Press Release dated March 3, 2004

      This Amendment No. 4 to Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 3, 2004 by TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc., as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 17, 2004, by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 29, 2004, and by Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2004, relating to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX, Inc. (the “Company”) at a price of U.S. $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 4 is being filed on behalf of TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.

      The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Amendment No. 4, except as otherwise set forth below.

Item 6. Price Range of Shares of Common Stock.

      Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

      “The Offer expired as scheduled at 12:00 midnight, New York City time, on Tuesday, March 2, 2004. Based on preliminary information provided by the Depositary, a total of 13,536,805 shares of Common Stock were validly tendered.

      Parent and the Purchaser have been informed by the Company that the number of issued and outstanding shares of Common Stock as of March 2, 2004, the date of the expiration of the Offer, was 15,052,210. Accordingly, the percentage of shares of Common Stock that were tendered pursuant to the Offer is 89.93%. Following the expiration of the Offer, Parent and the Purchaser accepted for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer.

      In accordance with the terms of the Merger Agreement, the Company granted the Purchaser an option (the “Top Up Option”) to acquire a number of shares of Common Stock (the “Top Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of common stock of the Company owned by the Purchaser at the time of such exercise, shall constitute one share more than 90% of the then outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares), at a price per share equal to the Offer Price.

      Upon the expiration of the Offer, the Purchaser notified the Company of its exercise of the Top Up Option and was issued a total of 109,344 shares of Common Stock upon such exercise. When added to the shares of Common Stock acquired by the Purchaser pursuant to the Offer, the Purchaser owns 13,646,149 shares of common stock. This total represents slightly more than 90% of the 15,161,554 shares of Common Stock outstanding (including the shares issued to the Purchaser upon exercise of its option).

      Subject to satisfaction of the requirements of the Delaware General Corporation Law (“DGCL”), Parent intends to cause the Purchaser to merger with and into the Company as soon as practicable pursuant to a “short form” merger under the DGCL, resulting in the Company becoming a wholly owned subsidiary of Parent. In the merger, each outstanding share of Common Stock (other than shares of Common Stock held by Parent, the Purchaser and any of their respective subsidiaries or any Dissenting Shares) will be converted into the right to receive $4.60 per share of Common Stock in cash and without interest.”

Item 8.     Certain Information Concerning HIG, Parent and the Purchaser.

      Item 8 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

      “The Offer expired as scheduled at 12:00 midnight, New York City time, on Tuesday, March 2, 2004. Based on preliminary information provided by the Depositary, a total of 13,536,805 shares of Common Stock were validly tendered.

      Parent and the Purchaser have been informed by the Company that the number of issued and outstanding shares of Common Stock as of March 2, 2004, the date of the expiration of the Offer, was 15,052,210. Accordingly, the percentage of shares of Common Stock that were tendered pursuant to the Offer is 89.93%. Following the expiration of the Offer, Parent and the Purchaser accepted for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer.

      In accordance with the terms of the Merger Agerement, the Company granted the Purchaser an option (the “Top Up Option”) to acquire a number of shares of Common Stock (the “Top Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of common stock of the Company owned by the Purchaser at the time of such exercise, shall constitute one share more than 90% of the then outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares), at a price per share equal to the Offer Price.

      Upon the expiration of the Offer, the Purchaser notified the Company of its exercise of the Top Up Option and was issued a total of 109,344 shares of Common Stock upon such exercise. When added to the shares of Common Stock acquired by the Purchaser pursuant to the Offer, the Purchaser owns 13,646,149 shares of common stock. This total represents slightly more than 90% of the 15,161,554 shares of Common Stock outstanding (including the shares issued to the Purchaser upon exercise of its option).

      Subject to satisfaction of the requirements of the Delaware General Corporation Law (“DGCL”), Parent intends to cause the Purchaser to merger with and into the Company as soon as practicable pursuant to a “short form” merger under the DGCL, resulting in the Company becoming a wholly owned subsidiary of Parent. In the merger, each outstanding share of Common Stock (other than shares of Common Stock held by Parent, the Purchaser and any of their respective subsidiaries or any Dissenting Shares) will be converted into the right to receive $4.60 per share of Common Stock in cash and without interest.”

Item 11.     Additional Information.

      Item 11 is hereby amended and supplemented by adding the following paragraph at the end thereof:

      “On March 3, 2004, Parent, the Purchaser and the Company issued a press release announcing that the Offer had expired at 12:00 midnight, New York City time, on Tuesday, March 2, 2004. A copy of the press release is attached hereto as Exhibit(a)(9) and is incorporated herein by reference.”

Item 12.     Exhibits.

      Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit(a)(9)	Press Release dated March 3, 2004, issued jointly by TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

TZ HOLDINGS, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. ADVISORS III, LLC, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G. INVESTMENT GROUP III, L.P.

By: H.I.G. ASSOCIATES III, LP, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G.-TNETIX, INC.

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

TZ ACQUISITION, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated February 2, 2004.*
Exhibit (a)(2)	Letter of Transmittal.*
Exhibit (a)(3)	Notice of Guaranteed Delivery.*
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.*
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.*
Exhibit (a)(9)	Press Release dated March 3, 2004 issued jointly by TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.*
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.*
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.*
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.*
Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.*
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.*
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.*
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.*

*	Previously filed.

TZ ACQUISITION, INC.

March 3, 2004